Valley National Bank

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

New Jersey’s and New York’s Premier
Relationship Commercial Bank
Filed  by Valley National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: State Bancorp, Inc.
Commission File No. 001-14783

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Forward Looking Statements
The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995.  Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions.  These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,”
“continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms.  Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the merger of State Bancorp with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe including, without limitation, the purchase from the United States Department of the Treasury of each share of State Bancorp’s
Series A Preferred Stock issued under the Treasury’s Capital Purchase Program; the inability to realize expected cost savings and synergies from the merger of State Bancorp with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; costs or difficulties relating to integration matters might be greater than expected; material adverse changes in Valley’s or State Bancorp’s operations or earnings; the inability to retain State Bancorp’s customers and employees; or a decline in the economy in Valley’s primary market areas, mainly in New Jersey and New York, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2010. Valley assumes no obligation for updating any such forward-looking statement at any time.

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Additional Information and Where to Find it
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Valley intends to file a proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE
ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Valley with the Commission at the Commission’s web site at
www.sec.gov.
These documents may be accessed and downloaded for free at Valley’s web site at
http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, First Senior Vice
President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of State Bancorp. However, Valley,
State Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from State Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders, which was filed with the Commission on
March 11, 2011 and can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of State Bancorp may be found in its definitive proxy statement relating to its 2011 Annual
Meeting of Shareholders, which was filed with the Commission on March 25, 2011 and can be obtained free of charge from State Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

4
Strategic Rationale for Transaction
•
Powerful Super Community Bank Franchise
– Strategic eastward geographic extension into a contiguous market for
Valley
– Strong middle market commercial lender which matches up with
Valley’s historic strengths
– Significant core deposit funding franchise
– Utilizes management team of Tom O’Brien with extensive Long Island expertise
•
Shared Vision of Banking
– Relationship bank
– Conservative management culture
•
Financially Advantageous
– Commitment to strong capital
– Accretive to income within one year

Price & Structure	Structure	•*100% common stock consideration; fixed 1 for 1 exchange ratio**
	Transaction Value	•*~$222 million*
	TARP	•*Preferred to be repaid & warrants retired or converted to Valley instruments*
	Taxable / Non Taxable	•*Non-taxable merger transaction*
Pricing Multiples**	Price / Tangible Book	•*1.85x*
	Price / 2012 Estimated EPS	•*17.9x (Does not include projected cost saves, estimated to be 25%)*
	Price / Deposits	•*16.6%*
	Deposit Premium	•*8.6%*
Assumptions	Loan Mark	•~2.3% (includes ALLL balance as of 3/31/11)
	Cost Saves	•*~25% of 2010 of non-interest expense*
	Merger –Related Charges	•*~$14 million after tax*
Closing & Other	Due Diligence	•*81% of loan portfolio reviewed by Valley's experienced staff*
	Approvals	•*Subject to customary regulatory and State shareholder approval*
	Management Transitions	•*VLY inherits strong seasoned management team*
	Expected Closing	•*4Q 2011*

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Summary of Key Terms *Adjusted to reflect the 5% stock dividend declared by Valley on 4/13/11 **Calculations based on Valley’s 10 day average closing share price (4/14/11 – 4/28/11) 5

Valley’s Eastward Expansion
•
New York City
–
Acquired Merchants Bank in 2001 (7 branches)
–
Opened 7 De Novo locations
–
Acquired 2 locations with LibertyPointe and Park Avenue acquisitions
•
Brooklyn and Queens
–
Opened 13 De Novo locations since 2007
–
Acquired deposits and lending relationships from LibertyPointe and Park Avenue acquisitions
•
Long Island
–
Due diligence on Valley’s expansion into Long Island commenced in 2008
• Continuation of Valley’s eastward franchise expansion, Long Island phase restrained between 2008 and 2010 due to economic uncertainty and lack of strong acquisition candidate(s)
–
Significant opportunities to fill in franchise
• Opportunity to grow via De Novo branching
• Still receptive to grow via acquisition

85%
New Jersey Deposits
15%
New York Deposits

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Strategic Fit
Valley’s New York Expansion Begins - 2001
•2001 –
Expansion into Manhattan through
Merchant’s acquisition (7 Branches)
Total NY Relationships
•$950 million in NY deposits
•$473 million in NY loans*
VLY NJ Branches
Merchant’s Branches
* NY loans include C&I loans

72%
New Jersey Deposits
28%
New York Deposits

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Strategic Fit
Valley’s New York Expansion Continues
•2001 -
2010 De Novo growth in Manhattan
•2007 -
2010  Expansion into Brooklyn and
Queens through De Novo strategy and the
acquisitions of LibertyPointe and Park Avenue
•2011 The acquisition of State Bancorp
furthers Valley’s eastbound expansion into
Nassau and Suffolk Counties
•Pro-forma NY branch network of 46
Total NY Relationships
•$2.9 billion in NY deposits
•$2.1 billion in NY loans*
* Pro-forma deposits include State Bancorp; pro-forma loans are inclusive of VLY C&I and State Bancorp
2001+ De Novo Branches**
Manhattan - 9
2007+ Brooklyn/Queens
Brooklyn – 8
Queens - 5
State Bank Branches
Queens – 3
Nassau – 8
Suffolk – 5
Manhattan – 1
VLY NJ Branches -
169
2001 Merchant’s Branches
Manhattan - 7
** Includes 2 branches acquired from LibertyPointe and Park Avenue

Region	Households (HH) (2010)	HH per Sq Mile	Avg. Income per HH	Avg. Deposits per Branch	Total Businesses
NJ Core Market*	1,171,909	1,104	$96,097	$58.4 million	156,071
Brooklyn/Queens/NYC	2,474,719	12,203	$79,390	$239.6 million	291,176
Nassau County	450,569	1,572	$122,461	$81.9 million	61,252
Suffolk County	506,305	555	$105,978	$60.6 million	66,037

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Demographic Overview
•
Familiar & Strong Demographics
– High net worth marketplace
– Population density
– Large average deposits per branch
– Significant number of businesses within marketplace
* Core Market Includes Passaic, Morris, Hudson, Essex and Bergen Counties

Future Opportunities
•
Ability to lever Valley’s capital to grow Long Island Franchise
–
Opportunity to fill in Nassau and Suffolk county geography
•
Consumer Lending
–
Opportunity to introduce new products (State Bancorp does
not actively pursue consumer lending relationships)
• Valley’s residential mortgage products
• Valley’s consumer lending (auto & home equity) products
•
Commercial Lending
–
Opportunity to expand relationships
• Larger lending limit

Financial Highlights	Valley 03/31/2011	State Bank 03/31/2011	Pro-Forma*
Assets ($ Billion)	$14.4	$1.6	$16.0
Loans ($ Billion)	$9.4	$1.1	$10.5
Deposits ($ Billion)	$9.7	$1.3	$11.0
Branches	198	17	215
Tangible Common Equity / Tangible Assets	6.88%	7.60%	6.68%
Tangible Book Value / Share (1)	$5.68	$7.12	$5.57

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Pro-Forma Impact
* Pro-Forma assets, loans and deposits have not been adjusted to reflect purchase accounting adjustments.
(1) Adjusted to reflect Valley’s 5% stock dividend declared on April 13, 2011

Valley

Construction 5%
Consumer 6%
Auto 9%
Commercial 20%
1-4 Family 22%
Commercial Real Estate 38%

State Bank

Construction 5%
Consumer 1%
Commercial 47%
1-4 Family 7%
Commercial Real Estate 40%

Pro-Forma

Construction 5%
Consumer 6%
Auto 8%
Commercial 23%
1-4 Family 20%
Commercial Real Estate 38%

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

12 3/31/2011 Loan Mix Pro-Forma Impact

Valley

Time 30%
Noninterest-Bearing 26%
Interest-Bearing 44%

State Bank

Time 27%
Noninterest-Bearing 28%
Interest-Bearing 45%

Pro-Forma

Time 30%
Noninterest-Bearing 26%
Interest-Bearing 44%

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

13 3/31/2011 Deposit Mix Pro-Forma Impact

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.
Valley National Bank

State Bancorp
•
Commercial bank headquartered in Jericho, NY with 17 branches located in Long Island,
Manhattan and Queens
•
Commercial oriented business model with a focus on deep client relationships
•
The Company’s turnaround, which began in 2007, resulted in an extensive corporate restructuring that included strategic dispositions to remove excessive operating complexity, streamlined operating efficiencies, strengthened internal controls, improved technological infrastructure and service delivery, reduction of risks and enhanced shareholder friendly corporate governance practices
•
Proactive management approach to reduce high risk loans and minimize future credit exposure
•
Provides clients with immediate access to senior management and highly skilled business banking professionals with local market knowledge and expertise
•
Entrepreneurial culture that fosters professional empowerment
•
Management uniquely aligned with stockholders’ interests
•
Experienced senior management team with an average of 31 years banking experience
•
Solid capital base with ratios that are significantly in excess of highest “well-capitalized”
regulatory standard
Company Overview

Financial Highlights	03/31/2011
Assets	$1.6 Billion
Loans	$1.1 Billion
Deposits	$1.3 Billion
Tangible Common Equity	$120 Million
Tangible Book Value per Common Share (period end)	$7.12
Period Ending Common Shares Outstanding	16,876,233
TARP Preferred	$37 Million

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

State Bancorp Summary Statistics 15

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

Valley National Bancorp Today
About Valley
Regional Bank Holding Company
Approximately $14.4 Billion in
Assets
Headquartered in Wayne, New
Jersey
46
th
Largest United States
Chartered Commercial Bank
Largest Commercial Bank
Headquartered in New Jersey
Operates 198 Branches in 134
Communities Serving 14 counties
throughout Northern and Central
New Jersey, Manhattan, Brooklyn
and Queens
Traded on the NYSE (VLY)
Significant Attributes
Consistent Shareholder Returns
Focus on Credit Quality
Conservative Strategies
Affluent and Heavily Populated
Footprint
Strong Customer Service
Experienced Senior and Executive
Management

Year	Recent Bank Acquisitions	Total Assets	Branches
2011	**State Bank of Long Island (Jericho, NY)**	**$1,580 million**	**17**
2010	The Park Avenue Bank (Manhattan, NY)	$480 million	5
2010	LibertyPointe Bank (Manhattan, NY)	$200 million	3
2008	Greater Community Bank (Totowa, NJ)	$976 million	16
2005	NorCrown Bank (Livingston, NJ)	$622 million	15
2005	Shrewsbury State Bank (Shrewsbury, NJ)	$425 million	12
2001	Merchants Bank of New York (Manhattan, NY)	$1,369 million	7

©2011 Valley National Bank. Member FDIC. Equal Opportunity Lender.

Valley National Bank

17 Acquisition History • Customer Friendly • Employee Friendly • Seamless Transitions • Quick Conversions